Rocky Mountains Group Ltd

E 242 Bucklands Beach Road, Bucklands Beach

Auckland 2012, New Zealand

February 13, 2025

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Kate Beukenkamp
Lilyanna Peyser
Abe Friedman
Doug Jones

Re:	Rocky Mountains Group Ltd
Amendment No. 4 to Registration Statement on Form S-1
Filed January 17, 2025
File No. 333-281852

Dear Sir or Madam:

Rocky Mountains Group Ltd. (the “Company”) is filing amendment number 5 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Zonghan Wu, Chief Executive Officer of the Company, dated February 12, 2025 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 4 to Registration Statement on Form S-1

Certain Relationships and Related Transactions, page 28

1.

Please revise to revert to include the disclosure that “As of May 31, 2024, the sole director of the Company advanced $2,929 to the Company, which is unsecured and non-interest bearing with repayable on demand.” We note that this disclosure have been deleted here but continues to be disclosed in footnote 6. Amount Due to a

Director in your footnotes to financial statements on page F10.

Response: We have updated the financial statements in the Registration Statement as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

Rocky Mountains Group Ltd

/s/ Zonghan Wu
Zonghan Wu
CEO